

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2019

D. Taylor
President
UNITE HERE
275 Seventh Ave.
New York, New York 10001

> **Re:** **Eldorado Resorts, Inc.**
> **PREN14A preliminary proxy statement filing made on Schedule 14A**
> **Filed April 10, 2019 by UNITE HERE**
> **File No. 001-36629**

Dear Mr. Taylor:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

1. Only "UNITE HERE" has been identified as a person filing the proxy statement. Please identify Dana Wise, Courtney Alexander and Jim Kane as additional persons responsible for filing the proxy statement given their role, as admitted on page 5, as participants within the meaning of Instruction 3 to Item 4 of Schedule 14A. Refer to Rule 14a-101.

Proxy Statement

2. Please advise us whether the participants intend to rely upon Rule 14a-5(c), as suggested on page 5, to satisfy their obligation to provide all of the information required by Item 6 of Schedule 14A. To the extent that reliance upon Rule 14a-5(c) is being contemplated, as suggested on page 5, please advise us, with a view toward revised disclosure, how the participants intend to perfect such reliance in connection with this line item and any others. Note that Rule 14a-5(c), by its terms, does not authorize, nor does it permit, the participants to "incorporate by reference" information from the registrant's proxy statement.

3. The first page leaves open the approximate "release date" of the proxy statement. Please advise us how the participants intend to fulfill their obligation to distribute the proxy statement given the requirements of Rule 14a-3(a), which requires the proxy statement to be furnished, and Rule 14a-4(f), which prohibits giving shareholders a form of proxy unless they have been previously given, or are simultaneously given, a definitive proxy statement.

4. Please provide us with the factual foundation for the assertion that Nevada's Acquisition of Controlling Interest Statute "disenfranchises shareholders who acquire large stakes, and it may serve to discourage investors from making offers to acquire the company…" Alternatively, please delete the statement. See Note b. to Rule 14a-9.

Proxy Voting Procedures, page 5

5. Notwithstanding the disclosure that "[p]assage of the proposals requires approval of a majority of votes cast," please advise us how the participants have complied with Item 21(b) of Schedule 14A. At present, it appears as though no reference has been made to the treatment of broker non-votes or whether such votes will even been permitted.

6. Please advise us how the participants have complied with Item 23 of Schedule 14A.

7. Notwithstanding the absence of a voting recommendation with respect to the proposal regarding the election of trustees, please advise us whether or not the participants believe compliance with Item 5(b) of Schedule 14A is required. Refer to Rule 14a-12(c) of Regulation M-A and Note 3 to paragraph (a) of Rule 14a-6 (which provision is used to determine whether a "Solicitation in Opposition" exists).

Form of Proxy

8. Please revise to identify the preliminary form of proxy as preliminary. See Rule 14a-6(e)(1).

9. Please revise the presentation of proposals 1-4 to indicate these proposals are the registrant's. See Rule 14a-4(a)(3)(as well as Rule 14a-1(j), which defines the term "registrant").

10. Notwithstanding the brief introduction of the proposal series at number five as a "shareholder proposals," please revise to indicate whether or not each proposal is related to or conditioned on the approval of other matters while also making clear the proposals have been proposed by UNITE HERE. See Rule 14a-4(a)(3).

11. Given that the registrant has assigned an individual number, as distinguished from assigning a letter designating each of the proposals in the series of five shareholder proposals, please r conform the identification of these proposals to minimize any potential for shareholder confusion and satisfy the participants' obligation to "clearly" identify such proposals in accordance with Rule 14a-4(a)(3).

12. We noticed that the participants acknowledge that the form of proxy will not confer any discretionary voting authority, but the context in which this representation is made suggests that such limitation is only if matters are introduced at the meeting. Please confirm for us, if true, that the participants also do not intend to seek or use the discretionary authority available under Rule 14a-4(b) for matters already memorialized on the form of proxy.

13. Please advise us, with a view towards revised disclosure, how the participants have complied with their disclosure obligations under Rule 14a-4(e) of Regulation 14A.

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We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266, with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Sarah Grossman-Swenson, Esq.